EXHIBIT 3.9
GLOBAL NET LEASE, INC.
ARTICLES SUPPLEMENTARY

        Global Net Lease, Inc., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST: Under a power contained in Section 5.3 of Article V of the charter of the Company (the “Charter”), the Board of Directors of the Company (the “Board”) reclassified and designated 100,000 authorized but unissued shares (the “Shares”) of Series C Preferred Stock, $0.01 par value per share, of the Company as authorized but unissued shares of preferred stock, $0.01 par value per share, of the Company (the “Preferred Shares”) without designation as to class or series.

        SECOND: A description of the Preferred Shares is contained in Article V of the Charter.

        THIRD: The Shares have been reclassified and designated by the Board under the authority contained in the Charter.

        FOURTH: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

        FIFTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Company and as to all matters of facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Co-Chief Executive Officer and attested to by its Chief Financial Officer on this _____ day of February, 2024.

ATTEST:    GLOBAL NET LEASE, INC.

/s/ Christopher J. Masterson     By: _/s/ Edward M. Weil, Jr. (SEAL)
Name: Christopher J. Masterson         Name: Edward M. Weil, Jr.
Title: Chief Financial Officer         Title: Co-Chief Executive Officer